UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                     -------


                           MONTEREY BAY BANCORP, INC.
                           --------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    61239H107
                                    ---------
                                 (CUSIP Number)


                                 JANUARY 7, 2002
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 61239H107             Schedule 13G                       Page  2 of 15
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1.       Name of Reporting Person           Endicott Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------

3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        Delaware

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Number of Shares        (5)      Sole Voting Power         86,875
Beneficially            (6)      Shared Voting Power       0
Owned by Each           (7)      Sole Dispositive Power    86,875
Reporting Person        (8)      Shared Dispositive Power  0

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  86,875
                  ------
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                  ------
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9               2.5%
                                                                       ----
--------------------------------------------------------------------------------

12.      Type of Reporting Person                                      PN

--------------------------------------------------------------------------------

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CUSIP NO. 61239H107             Schedule 13G                       Page  3 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           Endicott Partners II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------

3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)      Sole Voting Power         29,300
Beneficially            (6)      Shared Voting Power       0
Owned by Each           (7)      Sole Dispositive Power    29,300
Reporting Person        (8)      Shared Dispositive Power  0

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  29,300
                  ------
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                  ------
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9               0.8%
                                                                       ----
--------------------------------------------------------------------------------

12.      Type of Reporting Person                                      PN

--------------------------------------------------------------------------------

CUSIP NO. 61239H107             Schedule 13G                       Page  4 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           Endicott Offshore Investors, Ltd.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------

3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        British Virgin Islands

--------------------------------------------------------------------------------

Number of Shares        (5)      Sole Voting Power         47,700
Beneficially            (6)      Shared Voting Power       0
Owned by Each           (7)      Sole Dispositive Power    47,700
Reporting Person        (8)      Shared Dispositive Power  0

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  47,700
                  ------
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                  ------
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9               1.4%
                                                                       ----
--------------------------------------------------------------------------------

12.      Type of Reporting Person                                      CO

--------------------------------------------------------------------------------

CUSIP NO. 61239H107             Schedule 13G                       Page  5 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           W.R. Endicott, L.L.C.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------

3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)      Sole Voting Power         116,175
Beneficially            (6)      Shared Voting Power       0
Owned by Each           (7)      Sole Dispositive Power    116,175
Reporting Person        (8)      Shared Dispositive Power  0

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  116,175
                  -------
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                  ------
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9               3.4%
                                                                       ----
--------------------------------------------------------------------------------

12.      Type of Reporting Person                                      OO

--------------------------------------------------------------------------------

CUSIP NO. 61239H107             Schedule 13G                       Page  6 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           Endicott Management Co.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------

3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)      Sole Voting Power         71,300
Beneficially            (6)      Shared Voting Power       0
Owned by Each           (7)      Sole Dispositive Power    71,300
Reporting Person        (8)      Shared Dispositive Power  0

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  71,300
                  ------
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                  ------
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9               2.1%
                                                                       ----
--------------------------------------------------------------------------------

12.      Type of Reporting Person                                      CO

--------------------------------------------------------------------------------

CUSIP NO. 61239H107             Schedule 13G                       Page  7 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           Wayne K. Goldstein
         S.S. or I.R.S. Identifica-         (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------

3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        United States

--------------------------------------------------------------------------------

Number of Shares        (5)      Sole Voting Power         0
Beneficially            (6)      Shared Voting Power       187,475
Owned by Each           (7)      Sole Dispositive Power    0
Reporting Person        (8)      Shared Dispositive Power  187,475

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  187,475
                  -------
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                  ------
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9               5.4%
                                                                       ----
--------------------------------------------------------------------------------

12.      Type of Reporting Person                                      IN

--------------------------------------------------------------------------------

CUSIP NO. 61239H107             Schedule 13G                       Page  8 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           Robert I. Usdan
         S.S. or I.R.S. Identifica-         (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------

3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        United States

--------------------------------------------------------------------------------

Number of Shares        (5)      Sole Voting Power         0
Beneficially            (6)      Shared Voting Power       187,475
Owned by Each           (7)      Sole Dispositive Power    0
Reporting Person        (8)      Shared Dispositive Power  187,475

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  187,475
                  -------
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                  ------
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9               5.4%
                                                                       ----
--------------------------------------------------------------------------------

12.      Type of Reporting Person                                      IN

--------------------------------------------------------------------------------

CUSIP NO. 61239H107             Schedule 13G                       Page  9 of 15
          ---------


Item 1.  (a)      NAME OF ISSUER

                  Monterey Bay Bancorp, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  567 Auto Center Drive
                  Watsonville, CA 95076


Item 2.  (a)      NAMES OF PERSONS FILING

                  (i) Endicott Partners, LP, a Delaware limited partnership ("EPLP");

                  (ii) Endicott Partners II, L.P., a Delaware limited partnership ("EPII");

                  (iii) Endicott Offshore Investors, Ltd., a British Virgin Islands international business company ("EOI");

                  (iv) W.R. Endicott, L.L.C., a Delaware limited liability company ("WRE LLC") and general partner of EPLP and EPII;

                  (v) Endicott Management Co., a Delaware corporation ("Endicott Management") and advisor to EPLP, EPII, EOI and two managed accounts.;

                  (vi) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of WRE LLC and Co-President of Endicott Management; and

                  (vii) Robert I. Usdan ("Mr. Usdan"), a Managing Member of WRE LLC and Co-President of Endicott Management.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of each of (i) EPLP, (ii) EPII, (iii) WRE LLC, (iv) Endicott Management, (v) Mr. Goldstein and (v) Mr. Usdan is 237 Park Avenue, Suite 801, New York, New York 10017.

                  The address of the principal business offices of EOI is c/o Trident Fund Services (B.V.I.) Ltd, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

         (c)      CITIZENSHIP

                  EPLP-- a Delaware limited partnership
                  EPII-- a Delaware limited partnership
                  EOI-- a British Virgin Islands international business company WRE LLC-- a Delaware limited liability company
                  Endicott Management-- a Delaware corporation
                  Mr. Goldstein-- United States
                  Mr. Usdan-- United States

CUSIP NO. 61239H107             Schedule 13G                       Page 10 of 15
          ---------


         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  61239H107


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).


Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                           EPLP may be deemed to beneficially own 86,875 Shares.
                  EPII may be deemed to beneficially own 29,300 Shares. EOI may be deemed to beneficially own 47,700 Shares.

                           WRE LLC may be deemed to beneficially own 116,175
                  Shares as a result of its voting and dispositive power over:
                  (i) the 86,875 Shares held by EPLP and (ii) the 29,300 Shares held by EPII.

                           Endicott Management may be deemed to beneficially own
                  71,300 Shares as a result of its voting and dispositive power over (i) the 47,700 Shares held by EOI; and (ii) the 23,600 Shares held by two managed accounts.

                           Messrs. Goldstein and Usdan may each be deemed to
                  beneficially own 187,475 Shares by virtue of their ultimate voting and dispositive power over: (i) the 86,875 Shares held by EPLP; (ii) the 29,300 Shares held by EPII; (iii) the 47,700 Shares held by EOI; and (iv) the 23,600 Shares held by the two managed accounts.

         (b)      PERCENTAGE BENEFICIALLY OWNED:

                           Based on calculations made in accordance with Rule
                  13d-3(d), and there being 3,456,097 Shares outstanding (as of December 31, 2001, as disclosed by the Company to the Reporting Persons), (i) EPLP may be deemed to beneficially own approximately 2.5% of the outstanding Shares, (ii) EPII may be deemed to beneficially own approximately 0.8% of the outstanding Shares, (iii) EOI may be deemed to beneficially own approximately 1.4% of the outstanding Shares, (iv) WRE LLC may be deemed to beneficially own approximately 3.4% of the outstanding Shares, (v) Endicott Management may be deemed to beneficially own approximately 2.1% of the outstanding Shares,
                  (vi) Mr. Goldstein may be deemed to beneficially own approximately 5.4% of the outstanding Shares and (ix) Mr. Usdan may be deemed to beneficially own 5.4% of the outstanding Shares.

CUSIP NO. 61239H107             Schedule 13G                       Page 11 of 15
          ---------


         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i) EPLP may be deemed to have sole power to direct
                  the voting and disposition of the 86,875 Shares it beneficially owns. EPII may be deemed to have sole power to direct the voting and disposition of the 29,300 Shares it beneficially owns. EOI may be deemed to have sole power to direct the voting and disposition of the 47,700 Shares it beneficially owns. WRE LLC may be deemed to have sole power to direct the voting and disposition of the 116,175 Shares it beneficially owns by virtue of the relationships described in
                  Item 2. Endicott Management may be deemed to have sole power to direct the voting and disposition of the 71,300 Shares it may be deemed to beneficially own by virtue of the relationships described in Item 2.

                           (ii) By virtue of the relationships between and among
                  the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 187,475 Shares.


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  The limited partners and the general partner of EPLP and EPII and the shareholders and advisor of EOI and the shareholders of two managed accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EPLP, EPII, EOI and the two managed accounts in accordance with their ownership interests in such entities.


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 2.


Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


Item 10. CERTIFICATION

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for

CUSIP NO. 61239H107             Schedule 13G                       Page 12 of 15
          ---------


         the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 61239H107             Schedule 13G                       Page 13 of 15
          ---------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of January 17, 2002


                                ENDICOTT PARTNERS, L.P.


                                By:     W.R. Endicott, L.L.C.,
                                        its general partner


                                By:     /s/ Wayne K. Goldstein
                                        ----------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Managing Member


                                ENDICOTT PARTNERS II, L.P.


                                By:     W.R. Endicott, L.L.C.,
                                        its general partner


                                By:     /s/ Wayne K. Goldstein
                                        ----------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Managing Member


                                W.R. ENDICOTT, L.L.C.


                                By:     /s/ Wayne K. Goldstein
                                        ----------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Managing Member


                                ENDICOTT OFFSHORE INVESTORS, LTD.


                                By:     /s/ Robert I. Usdan
                                        ----------------------------------
                                        Name:   Robert I. Usdan
                                        Title:  Director

CUSIP NO. 61239H107             Schedule 13G                       Page 14 of 15
          ---------





                                ENDICOTT MANAGEMENT CO.


                                By:     /s/ Wayne K. Goldstein
                                        ----------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Co-President


                                /s/ Wayne K. Goldstein
                                ------------------------------------------
                                Wayne K. Goldstein



                                /s/ Robert I. Usdan
                                ------------------------------------------
                                Robert I. Usdan

CUSIP NO. 61239H107             Schedule 13G                       Page 15 of 15
          ---------


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.